99.B(d)(2)(iii)

SCHEDULE A

with respect to the

INVESTMENT MANAGEMENT AGREEMENT

between

ING EQUITY TRUST
and
ING INVESTMENTS, LLC

Series	Annual Investment Management Fee (as a percentage of average daily net assets)

ING Growth Opportunities Fund	0.75% of the first $500 million of assets 0.675% of the next $500 million of assets 0.65% of the assets in excess of $1 billion